U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number 000-50493
                                                        CUSIP Number 02238C 103

                                  FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[  ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

                        For Period Ended: July 31, 2012
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     Nothing in this Form shall be  construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant:  SAFEBRAIN SYSTEMS, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      100 - 224 11th Avenue S.W.

City, State and Zip Code

      Calgary, Alberta Canada T2R 0C3


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Part II - Rules 12b-25(b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)
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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company did not complete its financial statements in sufficient time so as to allow the filing of the 10-Q report by September 14, 2012. As a result, additional time is needed to file the report.

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Part IV - Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

               William T.  Hart           (303)            839-0061
               ----------------           -----            --------
                    (Name)              (Area Code)    (Telephone Number)

    (2)  Have all other periodic reports required
         under Section 13 or 15(d) of the
         Securities Exchange Act of 1934 during
         the preceding l2 months (or for such
         shorter period that the registrant was
         required to file such reports) been
         filed? If answer is no, identify report(s).      [X] Yes     [ ] No


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    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included
         in the subject report or portion thereof?        [ ] Yes      [X] No

         If so: attach an explanation of the
         anticipated change, both narratively
         and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             SAFEBRAIN SYSTEMS, INC.
                         -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

September 13, 2012                     By: /s/ Michael Scott
                                           ---------------------------
                                           Michael Scott
                                           Chief Executive Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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